

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Ben Palmer
Chief Executive Officer
RPC Inc.
2801 Buford Highway, Suite 300
Atlanta, Georgia 30329

   Re: RPC Inc.
    Form 10-K for the Fiscal Year ended December 31, 2022
    Filed February 27, 2023
    File No. 001-08726

Dear Ben Palmer:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation